SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

FIRST PHYSICIANS CAPITAL GROUP, INC.

(Name of Issuer)

First Physicians Capital Group, Inc.

William Houlihan

Robert N. Schwartz, Ph.D.

Richardson E. Sells

Sean Kirrane

Adrian Reeder

SMP Investments I, LLC

Brian Potiker

Ciabattoni Living Trust dated August 17, 2000

Anthony J. Ciabattoni

Jane G. Ciabattoni

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33613R100

(CUSIP Number of Class of Securities)

Sean Kirrane

Chief Executive Officer

433 North Camden Drive # 810

Beverly Hills, California 90210

(310) 860-2501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

James E. O’Bannon

Charles T. Haag

Jones Day

2727 North Harwood Street

Dallas, Texas 75201

Telephone: (214) 220-3939

Facsimile: (214) 969-5100

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$224,264	$28.89

*	Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 407,753 shares of common stock for $0.55 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split.
**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.00012280.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28.89	Filing Party: First Physicians Capital Group, Inc.

Form or Registration No.: Schedule 13E-3	Date Filed: June 20, 2014

i

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, this “Schedule 13E-3”) initially filed on June 20, 2014 by First Physicians Capital Group, Inc. (the “Company”), William Houlihan (“Houlihan”), Robert N. Schwartz, Ph.D. (“Schwartz”), Richardson E. Sells (“Sells”), Sean Kirrane (“Kirrane”), Adrian Reeder (“Reeder”), SMP Investments I, LLC (“SMP”), Brian Potiker (“Potiker”), Ciabattoni Living Trust dated August 17, 2000 (“Ciabattoni Trust”), Anthony J. Ciabattoni (“A. Ciabattoni”) and Jane G. Ciabattoni (“J. Ciabattoni”) in connection with a proposed transaction to deregister the Company’s shares of common stock, par value $0.01 per share (the “Common Stock”), under the federal securities laws. Houlihan, Schwartz, Sells, Kirrane, Reeder, SMP, Potiker, Ciabattoni Trust, A. Ciabattoni, J. Ciabattoni and the Company are referred to herein as the “Filing Parties.”

Concurrently with the filing of this Amendment No. 2, the Company is filing a revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Proxy Statement is filed herewith as Exhibit (a). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

All references to subsections in the items below are to the subsection of the applicable Item in Regulation M-A. All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The information set forth in the Proxy Statement under the caption “Information about the Company and Filing Persons – Name and Address of the Company” is incorporated hereby by reference.

(b) Securities. The information set forth in the Proxy Statement under the caption “Stockholders Entitled to Vote” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Information about the Company and Filing Persons – Price Range of Common Stock and Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Information about the Company and Filing Persons – Price Range of Common Stock and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a)-(c)

(a) Name and Address. The information set forth in the Proxy Statement under the captions “Information about the Company and Filing Persons – Name and Address of the Company” and “Information about the Company and Filing Persons – Identity and Background of Filing Persons” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the caption “Information about the Company and Filing Persons – Identity and Background of Filing Persons” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the captions “Proposal 2 – Election of Directors,” “Executive Officers” and “Information about the Company and Filing Persons – Identity and Background of Filing Persons” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a) and (c)-(f)

(a) Material Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors,” “– Description of the Reverse Stock Split,” “– Special Factors – Financing the Reverse Stock Split,” “– Special Factors – Costs of the Reverse Stock Split,” “– Special Factors – Recommendation of the Board” and “– Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors,” “– Description of the Reverse Stock Split – Holders as of Effective Date; Net Effect After Reverse Stock Split” and “– Description of the Reverse Stock Split – Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split” and “– Description of the Reverse Stock Split – Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a)-(c) and (e)

(a) Transactions. The information set forth under the caption “Corporate Governance – Certain Relationships and Related Transactions” incorporated herein by reference.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth under the caption “Corporate Governance – Certain Relationships and Related Transactions” incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(b) and (c)(1) through (c)(8)

(b) Use of Securities Acquired. The information set forth under the caption “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Special Factors – Effects of the Reverse Stock Split” is incorporated herein by reference.

(c) Plans.

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(6) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Reasons for and Purposes of the Reverse Stock Split,” “– Special Factors – Effects of the Reverse Stock Split,” “– Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Termination of Exchange Act Registration” and “– Special Factors – Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

(7) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Reasons for and Purposes of the Reverse Stock Split,” “– Special Factors – Effects of the Reverse Stock Split,” “– Special Factors – Fairness of the Reverse Stock Split” and “– Special Factors – Termination of Exchange Act Registration” and “– Special Factors – Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

(8) The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Reasons for and Purposes of the Reverse Stock Split,” “– Special Factors – Effects of the Reverse Stock Split,” “– Special Factors – Fairness of the Reverse Stock Split,” “– Special Factors – Termination of Exchange Act Registration” and “– Special Factors – Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

(9) Not applicable.

(10) Not applicable.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the captions “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Reasons for and Purposes of the Reverse Stock Split” and “– Special Factors – Background of the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the captions “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Strategic Alternatives Considered” and “– Special Factors – Background of the Reverse Stock Split” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the captions “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Reasons for and Purposes of the Reverse Stock Split” and “– Special Factors – Background of the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the captions “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Effects of the

Reverse Stock Split,” “– Special Factors – Potential Disadvantages of the Reverse Stock Split to Stockholders,” “– Special Factors – Effect of the Reverse Stock Split on Option and Warrant Holders,” “– Special Factors – Effect of Reverse Stock Split on our Preferred Stockholders,” “– Special Factors – Effect of the Reverse Stock Split on Affiliates,” “– Special Factors – Financial Effect of the Reverse Stock Split,” “– Special Factors – Federal Income Tax Consequences of the Reverse Stock Split,” “– Special Factors – Financing the Reverse Stock Split,” “– Special Factors – Costs of the Reverse Stock Split” and “– Special Factors – Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Reasons for and Purposes of the Reverse Stock Split,” “– Special Factors – Strategic Alternatives Considered,” “– Special Factors – Background of the Reverse Stock Split,” “– Special Factors – Fairness of the Reverse Stock Split,” “– Special Factors – Fairness Determination by Sean Kirrane, Adrian Reeder, SMP, Brian Potiker, Ciabattoni Trust, A. Ciabattoni and J. Ciabattoni” and “– Special Factors – Recommendation of the Board” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Reasons for and Purposes of the Reverse Stock Split,” “– Special Factors – Strategic Alternatives Considered,” “– Special Factors – Background of the Reverse Stock Split,” “– Special Factors – Fairness of the Reverse Stock Split,” “– Special Factors – Fairness Determination by Sean Kirrane, Adrian Reeder, SMP, Brian Potiker, Ciabattoni Trust, A. Ciabattoni and J. Ciabattoni,” “– Special Factors – Recommendation of the Board” and “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Third Party Valuation Presentation” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split” and “Solicitation and Revocation of Proxies; Quorum; Voting” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the captions “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Special Factors – Background of the Reverse Stock Split” and “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the captions “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Background of the Reverse Stock Split,” “Solicitation and Revocation of Proxies; Quorum; Voting,” “– Special Factors – Recommendation of the Board” and “– Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f) Other Offers. The information set forth in the Proxy Statement under the captions “Non-Binding Acquisition Proposal” and “Special Factors – Background of the Reverse Stock Split” are incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Absence of a Fairness Opinion,” “– Special Factors – Recommendation of the Board,” “– Special Factors – Fairness of the Reverse Stock Split” and “– Third Party Valuation Presentation” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Background of the Reverse Stock Split” and “– Special Factors – Absence of a Fairness Opinion” is incorporated herein by reference.

(c) Availability of Documents. The full text of the valuation report of Cabrillo Advisors, LLC, including the valuation presentation, is attached as Annex D to the Proxy Statement. The valuation report, including the valuation presentation, is also available for inspection and copying at the Company’s principal executive offices, 433 North Camden Drive # 810, Beverly Hills, California 90210.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the caption “Proposal 1 – Amendment to the Certificate of Incorporation to Effect the Reverse Stock Split – Special Factors – Financing the Reverse Stock Split” is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under the caption “Proposal 1 – Amendment to the Certificate of Incorporation to Effect the Reverse Stock Split – Special Factors – Financing the Reverse Stock Split” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the captions “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Effects of the Reverse Stock Split,” “– Special Factors – Financial Effect of the Reverse Stock Split” and “– Special Factors – Costs of the Reverse Stock Split” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Security Ownership. The information set forth in the Proxy Statement under the captions “Security Ownership” is incorporated herein by reference.

(b) Securities Transactions. Not applicable.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012(d) and (e)

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Proposal 1 – Amendment to Certificate of Incorporation to Effect the Reverse Stock Split – Information about the Meeting and the Reverse Stock Split,” “– Special Factors – Background of the Reverse Stock Split,” “Solicitation and Revocation of Proxies; Quorum; Voting,” “– Special Factors – Recommendation of the Board” and “– Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e) Recommendations of Others. Not applicable.

Item 13.	Financial Statements.

Regulation M-A Item 1010(a)-(b)

(a) Financial Statements. The information set forth under the caption “Financial Information” and in Annexes B and C to the Proxy Statement is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.

Regulation M-A Item 1011(b) and (c)

(b) Executive Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including the annex thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016(a)-(d), (f) and (g)

(a) Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on August 29, 2014).

(b) Not applicable.

(c)(i) Valuation Report and Presentation to the Board of Directors of the Company by Cabrillo Advisors, LLC, filed as Annex D to the Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference and filed as Annex D to the Company’s Schedule 14A filed with the SEC on June 20, 2014).

(c)(ii) Draft Presentation to the Board of Directors of the Company by Cabrillo Advisors, LLC (incorporated herein by reference and filed as Exhibit (c)(ii) to the Filing Parties’ Schedule 13E-3 filed with the SEC on July 30, 2014).

(c)(iii) Valuation Report and Presentation to the Board of Directors of the Company by Cabrillo Advisors, LLC, filed as Annex D to the Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference and filed as Annex D to the Company’s Schedule 14A filed with the SEC on July 30, 2014).

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2014	FIRST PHYSICIANS CAPITAL GROUP, INC.

	By:	/s/ Sean Kirrane
	Name:	Sean Kirrane
	Title:	Chief Executive Officer

/s/ William Houlihan
William Houlihan

/s/ Robert N. Schwartz, Ph.D.
Robert N. Schwartz, Ph.D.

/s/ Richardson E. Sells
Richardson E. Sells

/s/ Sean Kirrane
Sean Kirrane

/s/ Adrian Reeder
Adrian Reeder

SMP INVESTMENTS I, LLC

/s/ Brian Potiker
	Name:	Brian Potiker
	Title:	Manager

/s/ Brian Potiker
Brian Potiker

CIABATTONI LIVING TRUST U/A/D AUGUST 17, 2000

/s/Anthony J. Ciabattoni
	Name:	Anthony J. Ciabattoni
	Title:	Trustee

/s/Anthony J. Ciabattoni
Anthony J. Ciabattoni

/s/ Jane G. Ciabattoni
Jane G. Ciabattoni

EXHIBIT INDEX

Exhibit No.	Description

(a)	Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on August 29, 2014).

(c)(i)	Valuation Report and Presentation to the Board of Directors of the Company by Cabrillo Advisors, LLC, filed as Annex D to the Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference and filed as Annex D to the Company’s Schedule 14A filed with the SEC on June 20, 2014).

(c)(ii)	Draft Presentation to the Board of Directors of the Company by Cabrillo Advisors, LLC (incorporated herein by reference and filed as Exhibit (c)(ii) to the Filing Parties’ Schedule 13E-3 filed with the SEC on July 30, 2014).

(c)(iii)	Valuation Report and Presentation to the Board of Directors of the Company by Cabrillo Advisors, LLC, filed as Annex D to the Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference and filed as Annex D to the Company’s Schedule 14A filed with the SEC on July 30, 2014).